

VELCRO
INDUSTRIES N.V.
Chamber of Commerce
No. 6082

August 23, 2006

Securities & Exchange Commission
International Corporate Finance
Room 3093
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549


06016373

Your Reference No. 82-145

Dear Sirs:

On behalf of Velcro Industries N.V., a corporation organized under the laws of the Netherlands Antilles (the "Company"), and pursuant to paragraph (b)(1) of rule 12g3-2 of the Rules and Regulations promulgated under the Securities Exchange Act of 1934 (the "Rule"), we are hereby furnishing the Securities and Exchange Commission with three copies of the following information made public by the Company during the period February 9, 2006 through May 10, 2006.

A. INFORMATION MADE PUBLIC PURSUANT TO LAW

1. None

B. INFORMATION DISTRIBUTED TO SECURITY HOLDERS

1. Information contained in the Interim Report to Shareholders for the quarter ended March 31, 2006

The foregoing information is being furnished to the Commission with the express understanding that it shall not constitute an admission for any purpose whatsoever that the Company is subject to the Securities Exchange Act of 1934 or any of the Rules and Regulations promulgated and/or administered by the Commission thereunder.

Cordially,

VELCRO INDUSTRIES N.V.

Peter A. Pelletier
Secretary


SEC MAIL
RECEIVED
AUG 28 2006
PROCESSING
SECTION
186
WASH. D.C.

PAP/cad
Enclosures

CASTORWEG 22-24
WILLEMSTAD, CURACAO, NETHERLANDS ANTILLES


VELCRO

SECOND QUARTER INTERIM REPORT

SIX MONTHS ENDED

2

MARCH 31, 2006

VELCRO INDUSTRIES N.V.

REPORT TO SHAREHOLDERS:

Sales for the first six months of fiscal year 2006 were $136,826,000, which was a slight increase over the prior year. Sales for the second quarter were $72,858,000, which was an increase of 3% over the comparable period last year.

Operating earnings for the first six months were $11,992,000, an 8% decrease from last year. For the quarter, operating earnings were $7,220,000, which was a decrease of 6% from the second quarter of 2005.

The modest sales growth for the first six months of 2006, despite competitive and pricing pressures, reflects the continued demand for our established products, new product introductions and new applications. The decline in operating earnings during the quarter, and for the first six months, was the result of several factors. In addition to pricing pressures, there have been significant increases in energy and raw material costs, and expenses related to certain organizational restructuring. However, the Company has realized some cost savings as a result of its restructuring programs and on-going cost containment measures.

VELCRO INDUSTRIES N.V. and Subsidiary Companies
UNAUDITED CONSOLIDATED CONDENSED BALANCE SHEET
At March 31, 2006

Current Assets
Current Liabilities
Net Current Assets
Non Current Assets
Long-term Liabilities
NET ASSETS

Equity Accounts
Less: Treasury Shares
TOTAL EQUITY

The notes to the unaudited consolidated interim financial statements are an integral part hereof.

As more fully explained in Note 4, the resolution of three lawsuits resulted in the recording of approximately $4,000,000 of income during the first quarter of 2006.

For the six months, investment income totaled $9,354,000, compared to $4,861,000 of investment income for the first six months of last year. Investment income for the second quarter was $4,295,000, compared to $1,617,000 for the second quarter of last year. These increases resulted from realignments in the investment portfolio and realized capital gains on sales of equity securities.

The above factors resulted in net earnings of $19,297,000 ($.64 per share) for the first six months and $8,642,000 ($.29 per share) for the second quarter. These earnings were 58% higher than the first six months of 2005 and 43% higher for the second quarter.

For the Board of Directors





Robert W. H. Cripps
Chairman

A. John Holton
Deputy Chairman

May 10, 2006

Mar. 31, 2006	Sept. 30, 2005
US$'000	US$'000
119,200	124,222
(37,742)	(44,573)
81,458	79,649
263,609	252,710
(3,214)	(4,127)
341,853	328,232
348,918	335,297
(7,065)	(7,065)
341,853	328,232

VELCRO INDUSTRIES N.V. and Subsidiary Companies
UNAUDITED CONSOLIDATED CONDENSED
INCOME STATEMENT
Six Months Ended March 31, 2006

Sales
Operating Expenses
Operating Earnings
Royalties and Other Income
Interest Expense
Investment Income:
Interest Income
Other Investment Income
Earnings before Income Taxes
Income Tax Expense
NET EARNINGS

Average Number of Shares
Outstanding During the Period

Basic and Diluted Earnings Per Share (in US$1)

Dividends Per Share (in US$1)

The notes to the unaudited consolidated interim financial statements are an integral part hereof.

VELCRO INDUSTRIES N.V. and Subsidiary Companies
UNAUDITED CONSOLIDATED CONDENSED
CASH FLOW STATEMENT
Six Months Ended March 31, 2006

Cash Flow from Operating Activities
Cash Flow from Investing Activities
Cash Flow from Financing Activities
Net Decrease in Cash and Cash Equivalents
Cash and Cash Equivalents at Beginning of Period
Cash and Cash Equivalents at End of Period

The notes to the unaudited consolidated interim financial statements are an integral part hereof.

Quarter Ended March 31,		Six Months Ended March 31,	
2006	2005	2006	2005
US$'000	US$'000	US$'000	US$'000
72,858	71,003	136,826	136,251
(65,638)	(63,287)	(124,834)	(123,270)
7,220	7,716	11,992	12,981
140	81	4,077	203
(55)	(72)	(133)	(209)
330	279	2,881	1,943
3,965	1,338	6,473	2,918
11,600	9,342	25,290	17,836
2,958	3,302	5,993	5,656
8,642	6,040	19,297	12,180
30,040,490	30,040,490	30,040,490	30,040,490
.29	.20	.64	.40
---	---	.30	.30

Six Months Ended March 31,	
2006	2005
US$'000	US$'000
11,649	14,342
(6,228)	(5,541)
(10,847)	(10,356)
(5,426)	(1,555)
27,131	20,670
21,705	19,115

VELCRO INDUSTRIES N.V. and Subsidiary Companies
UNAUDITED CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN EQUITY ACCOUNTS
Six Months Ended March 31, 2006

	Capital Stock US$'000	Capital in Excess of Par Value US$'000
Balance at October 1, 2004	20,389	2,901
Net earnings		
Net increase in fair value of marketable securities		
Net gains on sales of marketable securities		
Foreign exchange translation differences		
Dividends paid		
Balance at March 31, 2005	20,389	2,901

	Capital Stock US$'000	Capital in Excess of Par Value US$'000
Balance at October 1, 2005	20,389	2,901
Net earnings		
Net increase in fair value of marketable securities		
Net gains on sales of marketable securities		
Foreign exchange translation differences		
Dividends paid		
Balance at March 31, 2006	20,389	2,901

The notes to the unaudited consolidated interim financial statements are an integral part hereof.

SELECTED EXPLANATORY NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. Accounting Standards

Consistent with the most recent annual financial statements for the year ended September 30, 2005, the interim financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) and its interpretations as adopted by the International Accounting Standards Board.

2. Dividends

The dividend of $0.30 per common share was paid on February 10, 2006 to shareholders of record as of January 10, 2006.

3. Marketable Securities

During the first quarter, the Company liquidated its bond portfolio, which totaled approximately $25 million, and reinvested the proceeds in money market instruments. The liquidation of the bond portfolio resulted in a net realized capital gain of approximately $165,000, which is included in other investment income.

	For the Six Months Ended March 31, 2006		
	Manufacturing & Sales US$'000	Investments US$'000	Consolidation US$'000
Segment Revenue:			
External sales	136,826		136,826
Investment income		9,354	9,354
Segment Results	16,243	9,180	25,423

Retained Earnings US$'000	Revaluation Reserve US$'000	Cumulative Translation Adjustment US$'000	Total US$'000
254,464	21,087	8,202	307,043
12,180			12,180
	6,445		6,445
	(2,741)		(2,741)
		2,669	2,669
(9,012)			(9,012)
257,632	24,791	10,871	316,584

Retained Earnings US$'000	Revaluation Reserve US$'000	Cumulative Translation Adjustment US$'000	Total US$'000
272,706	31,004	8,297	335,297
19,297			19,297
	8,948		8,948
	(5,631)		(5,631)
		19	19
(9,012)			(9,012)
282,991	34,321	8,316	348,918

4. Litigation

During the first quarter, certain subsidiary companies resolved three lawsuits, which the subsidiary companies had brought against certain parties alleging patent infringement and/or trade secret misappropriation. The agreement to resolve these lawsuits includes limited use by the defendants of the technology at issue. Pursuant to the agreement, a subsidiary company will be paid an aggregate of $4 million in three equal annual installments, the first of which was received during the first quarter. This first installment and the present value of the future installments were included in royalty income during the first quarter.

5. Segment Information

For management purposes, the Company is organized on a world-wide basis into two business segments, manufacturing and sales and investments. Business segment information is summarized as follows:

For the Six Months Ended March 31, 2005		
Manufacturing & Sales US$'000	Investments US$'000	Consolidation US$'000
136,251		136,251
	4,861	4,861
13,392	4,653	18,045

VELCRO INDUSTRIES N.V.
CASTORWEG 22-24, WILLEMSTAD, CURACAO
NETHERLANDS ANTILLES

♦

TRANSFER AGENTS AND REGISTRAR

COMPUTERSHARE INVESTOR SERVICES INC.
MONTREAL, CANADA

MELLON INVESTOR SERVICES, LLC
RIDGEFIELD PARK, NEW JERSEY, USA


VELCRO

August 23, 2006

VELCRO
INDUSTRIES N.V.
Chamber of Commerce
No. 6082

Securities & Exchange Commission
International Corporate Finance
Room 3093
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Your Reference No. 82-145

Dear Sirs:

On behalf of Velcro Industries N.V., a corporation organized under the laws of the Netherlands Antilles (the "Company"), and pursuant to paragraph (b)(1) of rule 12g3-2 of the Rules and Regulations promulgated under the Securities Exchange Act of 1934 (the "Rule"), we are hereby furnishing the Securities and Exchange Commission with three copies of the following information made public by the Company during the period May 11, 2006 through August 9, 2006.

A. <u>INFORMATION MADE PUBLIC PURSUANT TO LAW</u>

1. None

B. <u>INFORMATION DISTRIBUTED TO SECURITY HOLDERS</u>

1. Information contained in the Interim Report to Shareholders for the quarter ended June 30, 2006

The foregoing information is being furnished to the Commission with the express understanding that it shall not constitute an admission for any purpose whatsoever that the Company is subject to the Securities Exchange Act of 1934 or any of the Rules and Regulations promulgated and/or administered by the Commission thereunder.

Cordially,

VELCRO INDUSTRIES N.V.

Peter A. Pelletier
Secretary

PAP/cad
Enclosures


SEC MAIL
RECEIVED
PROCESSING
AUG 2 9 2006
SECTION
186

CASTORWEG 22-24
WILLEMSTAD, CURACAO, NETHERLANDS ANTILLES


VELCRO


SEC MAIL
RECEIVED
PROCESSING
AUG 2 8 2006
WASH., D.C.
186
SECTION

THIRD QUARTER INTERIM REPORT

NINE MONTHS ENDED

3

JUNE 30, 2006

VELCRO
INDUSTRIES N.V.

REPORT TO SHAREHOLDERS:

Sales for the first nine months of fiscal year 2006 were $211,909,000, which was an increase of 1% over 2005. Sales for the third quarter were $75,083,000, a 3% increase over the prior year.

Operating earnings for the first nine months were $21,331,000, an increase of 11% over last year. For the quarter, operating earnings were $9,339,000, which was an increase of 49% over a relatively weak third quarter of 2005, which included certain non-recurring expenses related to organizational restructuring.

The Company continued to realize modest sales growth, despite a very competitive environment in all of our global markets. It is encouraging that the Company achieved improved operating results for the quarter and during the first nine months of 2006, despite increased pricing pressures and significant increases in energy and raw material costs. These improvements in operating results reflect cost savings as a result of restructuring programs and on-going cost containment measures.

As more fully explained in Note 3, the payment of a disputed tax assessment resulted in the recording of $3,440,000 of expense during the third quarter of 2006.

VELCRO INDUSTRIES N.V. and Subsidiary Companies
UNAUDITED CONSOLIDATED CONDENSED BALANCE SHEET
At June 30, 2006

Current Assets
Current Liabilities
Net Current Assets
Non Current Assets
Long-term Liabilities
NET ASSETS

Equity Accounts
Less: Treasury Shares
TOTAL EQUITY

The notes to the unaudited consolidated interim financial statements are an integral part hereof.

As more fully explained in Note 5, the resolution of three lawsuits resulted in the recording of approximately $4,000,000 of income during the first quarter of 2006.

For the nine months, investment income was $15,441,000 compared to $7,925,000 of investment income for the first nine months of last year. Investment income for the third quarter was $6,087,000, compared to $3,064,000 for the third quarter of last year. These increases resulted from realignments in the investment portfolio and realized capital gains on sales of equity securities.

The above factors resulted in net earnings of $28,018,000 ($.93 per share) for the nine months and $8,721,000 ($.29 per share) for the third quarter. These earnings were 45% above the first nine months of 2005 and 22% higher for the third quarter.

For the Board of Directors





Robert W. H. Cripps
Chairman

A. John Holton
Deputy Chairman

August 9, 2006

June 30, 2006 US$'000	Sept. 30, 2005 US$'000
125,898	124,222
(42,786)	(44,573)
83,112	79,649
262,725	252,710
(2,286)	(4,127)
343,551	328,232
350,616	335,297
(7,065)	(7,065)
343,551	328,232

VELCRO INDUSTRIES N.V. and Subsidiary Companies
UNAUDITED CONSOLIDATED CONDENSED
INCOME STATEMENT
Nine Months Ended June 30, 2006

Sales
Operating Expenses
Operating Earnings
Royalties and Other Income
Interest Expense
Investment Income:
Interest Income
Other Investment Income
Earnings before Income Taxes
Income Tax Expense
NET EARNINGS

Average Number of Shares
Outstanding During the Period

Basic and Diluted Earnings Per Share (in US$1)

Dividends Per Share (in US$1)

The notes to the unaudited consolidated interim financial statements are an integral part hereof.

VELCRO INDUSTRIES N.V. and Subsidiary Companies
UNAUDITED CONSOLIDATED CONDENSED
CASH FLOW STATEMENT
Nine Months Ended June 30, 2006

Cash Flow from Operating Activities
Cash Flow from Investing Activities
Cash Flow from Financing Activities
Net Increase in Cash and Cash Equivalents
Cash and Cash Equivalents at Beginning of Period
Cash and Cash Equivalents at End of Period

The notes to the unaudited consolidated interim financial statements are an integral part hereof.

Quarter Ended June 30,		Nine Months Ended June 30,	
2006	2005	2006	2005
US$'000	US$'000	US$'000	US$'000
75,083	73,007	211,909	209,258
(65,744)	(66,758)	(190,578)	(190,028)
9,339	6,249	21,331	19,230
140	121	4,217	324
(666)	(92)	(799)	(301)
458	446	3,339	2,389
5,629	2,618	12,102	5,536
14,900	9,342	40,190	27,178
6,179	2,216	12,172	7,872
8,721	7,126	28,018	19,306
30,040,490	30,040,490	30,040,490	30,040,490
.29	.24	.93	.64
--	--	.30	.30

Nine Months Ended June 30,	
2006	2005
US$'000	US$'000
22,491	21,439
(9,195)	(3,219)
(11,278)	(12,830)
2,018	5,390
27,131	20,670
29,149	26,060

VELCRO INDUSTRIES N.V. and Subsidiary Companies
UNAUDITED CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN EQUITY ACCOUNTS
Nine Months Ended June 30, 2006

	Capital Stock US$'000	Capital in Excess of Par Value US$'000
Balance at October 1, 2004	20,389	2,901
Net earnings		
Net increase in fair value of marketable securities		
Net gains on sales of marketable securities		
Foreign exchange translation differences		
Dividends paid		
Balance at June 30, 2005	20,389	2,901

	Capital Stock US$'000	Capital in Excess of Par Value US$'000
Balance at October 1, 2005	20,389	2,901
Net earnings		
Net increase in fair value of marketable securities		
Net gains on sales of marketable securities		
Foreign exchange translation differences		
Dividends paid		
Balance at June 30, 2006	20,389	2,901

The notes to the unaudited consolidated interim financial statements are an integral part hereof.

SELECTED EXPLANATORY NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. Accounting Standards

Consistent with the most recent annual financial statements for the year ended September 30, 2005, the interim financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) and its interpretations as adopted by the International Accounting Standards Board.

2. Dividends

The dividend of $0.30 per common share was paid on February 10, 2006 to shareholders of record as of January 10, 2006.

3. Taxes and Contingent Liabilities

During the third quarter, in connection with a local tax audit, the Canadian tax authorities issued withholding tax assessments to the Canadian subsidiary for the years 2002 and 2003. These assessments related to a dispute concerning the interpretation and application of certain Canadian withholding tax rules. Including the related interest, these assessments totaled $3,440,000. The Canadian subsidiary paid these assessments, which have been recorded as expenses during the third quarter, and filed an appeal with the Canadian tax authorities. This tax audit is ongoing, and it is possible that the Canadian tax authorities may issue similar assessments for other years. The Company intends to vigorously pursue its appeal of the 2002 and 2003 assessments and to contest any such future assessments. Management believes, based on the information currently available, that the resolution of this dispute will not have a material effect on the financial condition of the Company.

	For the Nine Months Ended June 30, 2006		
	Manufacturing & Sales US$'000	Investments US$'000	Consolidation US$'000
Segment Revenue:			
External sales	211,909		211,909
Investment income		15,441	15,441
Segment Results	25,797	15,192	40,989

Retained Earnings US$'000	Revaluation Reserve US$'000	Cumulative Translation Adjustment US$'000	Total US$'000
254,464	21,087	8,202	307,043
19,306			19,306
	9,585		9,585
	(5,292)		(5,292)
		(476)	(476)
(9,012)			(9,012)
264,758	25,380	7,726	321,154

Retained Earnings US$'000	Revaluation Reserve US$'000	Cumulative Translation Adjustment US$'000	Total US$'000
272,706	31,004	8,297	335,297
28,018			28,018
	4,911		4,911
	(11,216)		(11,216)
		2,618	2,618
(9,012)			(9,012)
291,712	24,699	10,915	350,616

4. Marketable Securities

During the first quarter, the Company liquidated its bond portfolio which totaled approximately $25 million, and reinvested the proceeds in money market instruments. The liquidation of the bond portfolio resulted in a net realized capital gain of approximately $165,000, which is included in other investment income.

5. Litigation

During the first quarter, certain subsidiary companies resolved three lawsuits, which the subsidiary companies had brought against certain parties alleging patent infringement and/or trade secret misappropriation. The agreement to resolve these lawsuits includes limited use by the defendants of the technology at issue. Pursuant to the agreement, a subsidiary company will be paid an aggregate of $4 million in three equal annual installments, the first of which was received during the first quarter. This first installment and the present value of the future installments were included in royalty income during the first quarter.

6. Segment Information

For management purposes, the Company is organized on a world-wide basis into two business segments, manufacturing and sales and investments. Business segment information is summarized as follows

For the Nine Months Ended June 30, 2005		
Manufacturing & Sales US$'000	Investments US$'000	Consolidation US$'000
209,258		209,258
	7,925	7,925
19,862	7,617	27,479

VELCRO INDUSTRIES N.V.
CASTORWEG 22-24, WILLEMSTAD, CURACAO
NETHERLANDS ANTILLES

♦

TRANSFER AGENTS AND REGISTRAR

COMPUTERSHARE INVESTOR SERVICES INC.
MONTREAL, CANADA

MELLON INVESTOR SERVICES, LLC
RIDGEFIELD PARK, NEW JERSEY, USA